NEWS RELEASE September 22, 2006

Trading Symbol: AMM: TSX - AAU: AMEX

www.almadenminerals.com

UPDATE OF MEXICAN EXPLORATION ACTIVITIES

Almaden Minerals Ltd. (“Almaden”) currently has thirteen active joint venture projects including nine in which a partner is earning an interest in an Almaden property through spending, and a regional exploration joint venture with Japan Oil, Metals and Gas National Corporation (“JOGMEC”) to explore for base metals over a large area of Mexico. This includes option agreements on six separate projects in Mexico where partners are earning an interest, in part through spending. At present work programs are being planned for the autumn which will commence once the rainy season has ended.

New Gold Projects Acquired, Mexico

Almaden is pleased to announce that a 100% interest in two new projects, named by Almaden the “Fierro” and “Lajas” prospects, have been acquired through staking. The projects were discovered during Almaden’s regional exploration program in Central Mexico and are located in San Luis Potosi State.

The Fierro prospect covers an area of replacement silicification which has developed in folded and deformed thinly bedded calcareous rocks. At the Fierro prospect there has been limited historic mining for both silica and antimony and the property is considered prospective for disseminated style mineralisation consisting of gold-rich zones within quartz replacement zones and quartz veining. Six samples taken by Almaden of silicified limestone returned gold values as high as 727 ppb (0.73 grams per tonne “g/t”) gold and averaging 263 ppb (0.26 g/t) gold. The samples also returned anomalous mercury, antimony and arsenic values, typical of those to be expected in a disseminated gold environment.

The Lajas project covers a quartz vein identified by Almaden in exposures along a linear ridge. Three reconnaissance rock grab and chip samples taken by Almaden returned an average of 3.2 g/t gold and a high of 9.3 g/t gold over 0.3 meters.

San Carlos Cu-Au-Ag Project, Mexico

Almaden is pleased to announce that Hawkeye Gold and Diamond Inc. (“Hawkeye”) has officially terminated its option to acquire a 60% interest in the San Carlos Project, Mexico. Almaden is currently reviewing the data provided by Hawkeye to better understand the results of this program and to plan future work on the property. The San Carlos project covers an intrusive complex which has cut through folded and deformed limestone units. Almaden’s management believes that the contact environment between the intrusive and sedimentary rocks is prospective for both copper-gold and silver-lead-zinc mineralisation. The work conducted by Hawkeye only explored roughly a quarter of this contact environment.

JOGMEC Regional Joint Venture, Mexico

Almaden and JOGMEC’s regional joint venture exploration program is well underway and has consisted to date of helicopter-borne stream sediment geochemical sampling in areas considered prospective for base metal mineralisation. The terms of the joint venture agreement allow for JOGMEC to contribute US$700,000 to this program which will be operated by Almaden. JOGMEC can acquire a 60% interest in any mineral property acquired during the course of this exploration program (“designated property”) by spending an additional US$500,000 on exploration for each designated property. Any property identified by the regional joint venture program, but not selected as a designated property, shall be 100% owned by Almaden.

BHP Billiton Regional Joint Venture, Mexico

BHP Billiton World Exploration Inc. (“BHPB”) has elected to terminate its regional joint venture agreement with Almaden which was initiated in May, 2002. Almaden wishes to acknowledge an excellent working relationship with BHPB staff throughout the course of this mutual work program, which was focused on grass roots exploration over a large area of Mexico. The work program was successful in that it provided a greater technical understanding of the geology and mineral potential of the area of mutual interest for both parties.

Viky Ag-Pb-Zn Project, Mexico

Almaden has recently completed a program of soil sampling and induced polarization (“IP”) geophysics over the100% owned Viky project, which was discovered in 2005 during Almaden’s regional exploration program in Central Mexico. The Viky prospect covers an area of replacement silicification which has developed in folded and deformed thinly bedded limestone. The property is considered prospective for silver-rich zones within quartz replacement zones and quartz veining as well as silver-lead-zinc sulphide-rich replacement bodies. Eight samples taken by Almaden of silicified limestone returned silver values as high as 247 g/t and averaging 102 g/t, lead values as high as 12.9% and averaging 4.3%, zinc values as high as 0.16% and averaging 0.04% and significant copper and other indicator metals typical of a silver-rich sulphide replacement style geologic environment. Results from the new program will be released once they have been compiled.

Mexican Exploration Plans for the 2006 and 2007 Field Program

Almaden will continue with its successful business model of identifying new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

ON BEHALF OF THE BOARD OF DIRECTORS

"Duane Poliquin"

______________________

Duane Poliquin, President

The Toronto Stock Exchange nor the American Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.